Exhibit 99.4

NICE Utilizes Voice Biometrics Technology to Expand Fraud Prevention
Suite to Contact Centers

The solution enables businesses to better protect the phone channel from fraudsters, thereby reducing fraud losses and protecting customers

RA’ANANA, ISRAEL, January 9, 2013, NICE Systems (NASDAQ: NICE) today announced the launch of its Contact Center Fraud Prevention solution, which tracks fraud patterns and screens all phone interactions for fraud against a watch list of known fraudsters. The solution brings together NICE Actimize’s extensive expertise in fraud with NICE’s years of experience in the contact center. The solution can be deployed as a standalone contact center solution or as part of the NICE Actimize enterprise fraud offering.

Organizations can reduce fraud-related losses without creating service hurdles or compromising customer experience by adopting a multi-layered approach, which includes non-intrusive voice biometrics technology, speech and transactional analytics, and real-time capabilities.

Aite Group claims that fraud in the contact center is on the rise and, while many businesses have recognized the need to protect customer data and secure online transactions, the phone channel has become a target for fraud. Datamonitor estimates that 20 percent of people who are defrauded will leave the institution at which this occurred.

Fraudsters often use social engineering by leveraging information available on social networks, enabling them to manipulate and trick customer service agents who continue to verify caller identity through traditional means.

“Preventing fraud losses and protecting clients’ personal information are essential goals for enterprises and contact centers. Unfortunately, most agents do not have tools to help them identify fraudsters, which puts the enterprise and customers at risk,” said Donna Fluss, President, DMG Consulting LLC. “Social media represents a goldmine for fraudsters. Almost every person has a digital footprint, which can be mined for nefarious purposes. Every public and private organization needs to equip their agents and other employees with tools and best practices to prevent losses.”

NICE’s Contact Center Fraud Prevention solution enables businesses to pinpoint fraudulent callers according to their unique voice print by using voice biometrics to automatically cross-reference each call with a suspicious watch list of known fraudsters. The solution also implements NICE Interaction Analytics to identify fraud patterns and social engineering attempts based on speech analytics, emotion detection, talk patterns, and interactions. For example, shouting at the agent or trying to change an address or phone number could be part of a fraudulent behavior pattern, and certain keywords may raise a red flag. Telephony and other contextual data, such as IVR events, caller location and ANI matching, also known as caller ID, are also examined to determine potential fraud.

The NICE solution guides the agents in real time to appropriately handle high-risk interactions, and provides an end-to-end fraud management solution that prioritizes high risk interactions for investigation before transactions are authorized. The solution leverages the industry proven NICE Actimize Risk Case Manager, which is a complete investigation and workflow tool used to open an investigation ticket following identification of a fraud attempt, including playback of suspicious interactions.

By focusing on high-risk interactions, companies can channel their resources more efficiently, thereby reducing their operating costs and cutting their fraud losses. Furthermore, companies can offer better service to legitimate customers by streamlining operations for safe interactions without compromising their early fraud detection and proactive contact with customers.

“The contact center is a prime target for fraudsters and enterprises must be prepared to ensure that this area of their business is as well protected as online transactions. By leveraging our contact center best practices with our fraud prevention practice, we were able to create an end-to-end solution that offers proactive fraud detection, real-time guidance, and integrated fraud case management,” said Yochai Rozenblat, president of the NICE Enterprise Group. “We believe that our advanced fraud prevention technology will help businesses boost their reputations, protect their customer base, and significantly reduce fraud losses.”

To learn more about NICE’s Contact Center Fraud Prevention solution, watch this video clip.

About NICE Systems
NICE (NASDAQ: NICE) is the worldwide leader of software solutions that deliver strategic insights by capturing and analyzing mass quantities of structured and unstructured data in real time from multiple sources, including phone calls, mobile apps, emails, chat, social media, and video. NICE’s solutions enable organizations to take the Next-Best-Action to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

NICE Actimize Media Contact
Cindy Morgan-Olson, +1 212 851 8842, cindy.morgan-olson@actimize.com

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Anat Earon-Heilborn + 972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including statements made by Messer Rozenblat, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.